UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Inari Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39293	45-2902923
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

6001 Oak Canyon, Suite 100		92618
Irvine, California		(Zip Code)
(Address of Principal Executive Offices)

Angela Ahmad
General Counsel
(877) 923-4747
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1, 2023 to December 31, 2023.

Section 1    Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report
This Form SD has been prepared by Inari Medical, Inc. (“Inari”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1 to December 31, 2023 (the “Covered Period”), and pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and is inclusive of all of Inari’s applicable products.
Rule 13p-1 imposes certain reporting obligations on registrants subject to reporting requirements under the Exchange Act whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict Minerals” are currently defined by the Securities and Exchange Commission (the “SEC”) as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten.
Conflict Minerals Disclosure
Inari carefully reviewed Rule 13p-1 to determine its applicability to Inari’s products and whether the products that Inari manufactured during the Covered Period contain or may contain any Conflict Minerals necessary to their functionality or production. Inari has determined that certain of such products contained Conflict Minerals (the “Covered Products”) that are necessary for the functionality or production of these products. As a result, as required by Rule 13p-1, Inari conducted in good faith a reasonable country of origin inquiry (“RCOI”) for the Covered Period. The RCOI was reasonably designed to determine whether any Conflict Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.
Inari sent a supplier survey to each of its suppliers, in the form of the Conflict Minerals Reporting Template (the “CMR Template”), a standardized reporting template developed by the Responsible Minerals Initiative. The CMR Template was developed to facilitate the transfer of information through the supply chain to assess whether the Covered Products contain Conflict Minerals that are necessary to their functionality or production and, if so, whether any of such Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources.
Based on the responses that Inari received as part of the RCOI effort, Inari determined that certain Covered Products supplied to Inari by two suppliers contained certain of the Conflict Minerals. Based on the RCOI, including the information reported by these suppliers in their CMR Template, Inari determined it has no reason to believe that its Covered Products manufactured during the Covered Period contain any Conflict Minerals that may have originated in any of the Covered Countries.
Pursuant to Item 1.01(b) of Form SD, based on the results of the RCOI, Inari is providing information pursuant to this Form SD and is not required to file a separate Conflict Minerals Report. A copy of this Form SD is also available on Inari’s website at ir.inarimedical.com.
Documents Incorporated by Reference
Unless otherwise expressly stated herein, any documents, third-party materials, or references to websites (including Inari’s) are not incorporated by reference in, or considered to be a part of this report, unless expressly incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INARI MEDICAL, INC.

Date:	May 31, 2024	By:	/s/ Mitchell Hill
Mitchell Hill Chief Financial Officer